FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          FOR THE MONTH OF MARCH, 2005

                        COMMISSION FILE NUMBER 000-21919


                       CHINA TECHNOLOGY GLOBAL CORPORATION
                 (Translation of registrant's name into English)



                Unit 3207-08, 32/F, West Tower, Shun Tak Centre,
                             Connaught Road Central,
                                   Hong Kong.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [  ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________


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On March 4, 2005, the directors of China Technology Global Corporation appointed
Dr. QI Mingyau as an executive director and Professor CHI Tianhe as an independent non-executive director.

Backgrounds of the new directors are as follows:

DR. QI MINGYAU
Dr. QI is currently the General Manager of DiChain Intelligent Transportation System Co., Ltd, a subsidiary of DiChain Group. Dr. QI holds a Ph.D. in GIS Studies, Institute of Geographic Science and Nature Resources Research, Chinese Academy of Science and has over ten years' experience in GIS, GPS, LBS wireless application and logistics in China.

PROFESSOR CHI TIANHE
Professor CHI is the director and professor of National Engineering Research Centre for Geoinformatics, Institute of Remote Sensing Applications and Chinese Academy of Sciences Leader of the Research for Remote Sensing Application on Digital City. He is also the Co-Chair of the Committee of Urban Information System, GIS Association of China and the Committee of Categraphy and Geographic Information System, Geography Union of China.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  CHINA TECHNOLOGY GLOBAL CORPORATION




                                  By: /s/ YU WAI KIT
                                     -------------------------------------------
                                       YU Wai Kit
Date:  March 30, 2005                  Company Secretary









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